333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

February 9, 2024

Office of Industrial Applications and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Christie Wong Terence O’Brien Benjamin Richie Katherine Bagley

Re:	Holdco Nuvo Group D.G Ltd.

Amendment No. 2 to Registration Statement on Form F-4

Filed January 16, 2024

File No. 333-274803

Ladies and Gentleman:

On behalf of our client, Holdco Nuvo Group D.G Ltd., a company organized under the laws of the State of Israel (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, date February 2, 2024. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form F-4 of the Company (File No. 333-274803) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 32

1.	We note the revised disclosure in the summary risk factor on page 53 in response to comment 3. Please also revise the summary to highlight the PFIC status and consequences of that status.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Amended Registration Statement to provide the requested information.

Holdco Nuvo Group D.G Ltd.

February 9, 2024

Proposals to be Considered by the LAMF Shareholders

Business Combination Proposal

Background to the Business Combination, page 132

2.	We note your response to prior comment 4 and reissue the comment. Please further clarify how you narrowed the potential business combination targets to three companies, and the time frame in which discussions with the potential targets ended. In doing so, please include the following:

●	disclose all of the “variety of industries” in which the initial 33 Potential Targets operated;

●	further clarify how the 33 potential targets were narrowed to 20, including whether you or the potential target ceased negotiations and why;

●	disclose how many of the “20 Potential Targets withdrew from further consideration;”

●	clarify why you did not submit a letter of intent to one of the 7 potential targets, and why negotiations ceased with three additional targets and which party ended the negotiations. In doing so, further explain the “satisfactory progression of the due diligence process and negotiations.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 132 and 133 of the Amended Registration Statement to provide the requested information.

3.	We reissue comment 5 in part. We note that the LOI proposal on April 10, 2023 contemplated terms of the definitive agreement substantially reflected the terms proposed in White & Case’s January 24 draft of the Business Combination Agreement. Please further describe the material terms of the January 24, 2023 draft.

In response to the Staff’s comment, the Company has revised its disclosure on page 135 of the Amended Registration Statement to provide the requested information.

4.	We note your revised disclosure in response to previous comment 6 and reissue in part. Please discuss how Roth Capital considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Specifically, we note the inclusion and consideration of a greater than $50 billion market cap company within the analysis.

In response to the Staff’s comment, the Company has revised its disclosure on page 140 of the Amended Registration Statement to provide the requested information.

Holdco Nuvo Group D.G Ltd.

February 9, 2024

5.	We note that following the expiration of the period of exclusivity, LAMF reengaged in discussions with Company A. Please disclose which party reinitiated contact, the topic of any material discussions between the parties, and the factors that led to the second conclusion of discussions regarding a potential transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Amended Registration Statement to provide the requested information.

The LAMF Board’s Reasons for Approval of the Business Combination, page 141

6.	We reissue comment 7 in part. Please clarify what consideration the Board gave to Nuvo’s projections and Roth Capital’s determination of an implied equity value at both 45% and 100%. In this regard, please provide Roth’s probability adjustments and include any assumptions necessary to support the reasonableness of the projections.

In response to the Staff’s comment, the Company has revised its disclosure on page 141 of the Amended Registration Statement to provide the requested information.

Our Market Opportunity, page 238

7.	We note the revised disclosure in response to comment 14 and reissue the comment in part. Throughout the registration statement, please revise to provide the date, title and issuing body of each “[a]rticle” or “[r]eport” cited so that the original information may be easily found elsewhere. In addition, please file a consent from L.E.K. Consulting LLC, from whom you commissioned the report, as an exhibit to the registration statement. Please refer to Securities Act Rule 436.

In response to the Staff’s comment, the Company has revised its disclosure to provide the date, title and issuing body of each “article” or “report” cited. The Company has removed all references to L.E.K. Consulting LLC and obtained the information included from other sources, as well as updated its disclosure surrounding such references and datapoints, so has not filed a consent from L.E.K. Consulting LLC with the Amended Registration Statement.

8.	We note the revised disclosure in response to comment 16 and reissue the comment in part. Revise to further clarify the basis for these statements. For example, clarify the degree of impartiality or independence for the information for which you state “Nuvo currently has customers that cite that their patients are avoiding spontaneous OB-ED visits.” Clarify who these customers are, whether they were provided any compensation or benefits in relation to your product, and where these citations may be found. Revise to clarify what you mean by “certain key opinion leaders believe that Nuvo’s currently available INVU solution may already help reduce unnecessary C-sections, by theorizing ..,” such as explaining to whom and how they are key, under what criteria they are “opinion leaders,” and whether they have received any compensation or benefits for supporting your product. Clarify whether you also believe these statements attributed to third parties. If you do not have a reasonable basis to believe these statements, please revise to remove them from the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 239 of the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

February 9, 2024

Executive Compensation, page 298

9.	Please update your disclosure to include the executive compensation for the 2023 fiscal year. For reference, see Item 18(a)(7)(ii) of Form F-4.

In response to the Staff’s comment, the Company has updated its disclosure to include the executive compensation for the 2023 fiscal year. See page 298 of the Amended Registration Statement.

Financial Statements, page F-1

10.	As previously requested, please provide financial statements of the registrant, Holdco Nuvo Group DG Ltd and include the registrant in a separate column in the pro forma financial information provided.

In response to the Staff’s comment, the audited financial statements of the registrant, Holdco Nuvo Group D.G Ltd. have been included in the Amended Registration Statement and a separate column for the registrant in the pro forma financial information has been provided.

General

11.	We note your revised disclosure in response to prior comment 22, including the disclosure on page 254 “We believe the results of these studies established that the design implementation and instructive materials for our remote monitoring platform facilitated safe remote use and self-administration.” Please revise this and similar disclosure to remove statements that your products are safe.

In response to the Staff’s comment, the Company has revised its disclosure to remove statements that Nuvo’s products are safe throughout the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Bob Grossman, Esq. at (305) 579-0756.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Bob Grossman
Bob Grossman, Esq.

cc:	Kelly Londy, Chief Executive Officer